CUSIP No. 189464100

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)1

Clovis Oncology, Inc.
(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

189464100
(CUSIP Number)
Domain Associates, L.L.C.	Ropes & Gray LLP
One Palmer Square	1211 Avenue of the Americas
Princeton, NJ 08542	New York, NY 10036
Attn: Kathleen K. Schoemaker	Attn: Morri H. Weinberg, Esq.
Tel: (609) 683-5656	Tel: (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 4, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 189464100

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) EIN No.:		Domain Partners VII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)☒ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	2,581,745
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	2,581,745
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,581,745
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 189464100

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) EIN No.:		DP VII Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)☒ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	44,034
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	44,034
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,034
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 189464100

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) EIN No.:		Domain Associates, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)☒ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	32,760
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	32,760
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,760
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 189464100

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by the Reporting Persons with respect to the Common Stock of the Issuer on November 21, 2011 (the "Schedule 13D").  Terms defined in the Schedule 13D are used herein as so defined.

 Item 4.     Purpose of Transaction.

Item 4 is hereby amended by adding the following thereto:

As previously stated in the Schedule 13D, the Reporting Persons acquired securities of the Issuer in the ordinary course of business for general investment purposes.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on market conditions and various other considerations, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including purchasing additional securities of the Issuer, selling and/or otherwise disposing of some or all of their respective holdings in the Issuer and/or otherwise changing their intention with respect to any of the matters referred to in Item 4 of Schedule 13D, as permitted by the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer.

Item 5.      Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

The information requested by this paragraph is incorporated herein by reference to the cover pages to this Amendment No. 1 to Schedule 13D. Ownership percentages are based on 26,265,083 shares of Common Stock outstanding  as of  May 2, 2013, as reported in the Issuer’s Report on Form 10Q for the period ended  March 31, 2013 filed with the Commission on May 8, 2013.

In addition, James C. Blair directly beneficially owns (i) 12,413 shares of Common Stock issuable upon exercise of a presently-exercisable option to purchase 12,413 shares of Common Stock, at an exercise price of $11.02 per share, which was granted on August 24, 2011 and expires on August 24, 2021 and (ii) 11,379.5 shares of Common Stock issuable upon exercise of a presently-exercisable option to purchase Common Stock, representing the vested portion of an option  to purchase 12,413 shares of Common Stock, at an exercise price of $19.46  per share, which was granted on June 14, 2012 and expires on June 14, 2022.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

On June 4, 2013, DP VII and DP VII A sold an aggregate 161,971 shares of Common Stock in open market transactions, at an average price of $64.5772 per share.

CUSIP No. 189464100

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 5, 2013

DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, L.L.C.
By:	/s/ Kathleen K. Schoemaker
Managing Member